Exhibit 99.1

Special Invitation

Follow our conference call
2016 - 3rd Quarter Result

November 1, 2016
Access code: Itaú Unibanco

Itaú Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA: ITUB4) is pleased to invite you to participate in our conference calls about the 2016 - 3rd quarter result.

To join the event on the internet, please visit: **www.itau.com.br/investor-relations**. The audio webcast works with Internet Explorer 9 or above and the new versions of Chrome, Firefox and mobile devices.

Time

Portuguese:

08:00 AM (EDT)
10:00 AM (Brasília time)

(55-11) 2820-4001
(55-11) 3193-1001

English:

09:30 AM (EDT)
11:30 AM (Brasília time)

(1-866) 262-4553 (toll free from USA)
(55-11) 2820-4001 or (55-11) 3193-1001 (in Brazil)
(1-412) 317-6029 (other countries)

Presentation

Eduardo Mazzilli de Vassimon
Executive Vice President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer)

Marcelo Kopel
Investor Relations Officer

The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until November 7, 2016, dial (55 11) 3193-1012 or (55 11) 2820-4012. Access codes: 1843526# (call in Portuguese) and 5591183# (call in English). On the morning of the conference call, the slide presentation will be available for viewing and downloading. If you have any questions, please contact Mrs. Doris Pompeu at GlobalRI, at **(55 11) 5042-6700** or **doris.pompeu@globalri.com.br**.

www.itau.com.br/investor-relations facebook.com/itauunibancori @itauunibanco_ri